June 28, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Infinity Cross Border Acquisition Corporation

File No. 333-173575

Dear Mr. Dobbie:

Infinity Cross Border Acquisition Corporation (the “Company” or “it”), is electronically transmitting hereunder our responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated June 27, 2012, regarding the Amendment No. 8 to Form S-l on Form F-1 (the “Registration Statement”) filed on June 8, 2012.

General

1.	We note your draft disclosure regarding the program to purchase up to 40% of the public warrants by your sponsors at $0.40 per public warrant, particularly that purchases under the program will not be made unless the technical requirements of Rule 10b-18 can be complied with. Please clarify that the trade time, price, and volume of the warrants (i.e., INXBW) will be used to determine compliance and not that of the units (i.e., INXBU).

The Company has clarified its disclosure on pages 14, 66, 78 and 108 in response to the Staff’s comment.

2.	We note the following statement in the draft disclosure regarding the sponsor public warrant purchase plan: "Because purchases will not be effected under Rule 1 Ob-I8, such purchases could result in liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act." Please add a statement after this sentence clarifying what steps (i.e., safeguards, monitoring, compliance programs, etc.) will be taken to avoid liability under Section 9(a)(2) and Rule l0b-15 of the Exchange Act.

The Company has clarified its disclosure to state that any permitted purchases of warrants by the sponsors will be made pursuant to a 10b-5 plan (the “Purchase Plan”) to be entered into by the sponsors and the broker effectuating the Purchase Plan is permitted to make purchases only when in technical compliance with Rule 10b-18 and it is not permitted to do so in any other circumstances, thereby reducing the risk of liability under Section 9(a)(2) and Rule 10b-5 of the Securities Exchange Act of 1934, as amended.

3.	We note your response to our comment 2. Please clarify the following: (1) that no bids or purchases of warrants under the purchase plan will occur until 60 calendar days following the end of the restricted period for the unit distribution; (2) by "Division of Market Regulation" you mean the Division of Trading and Markets; and (3) in reference to the agreement to transmit information, by "the information as specified in paragraph 2 above" you mean paragraph 1, specifically, "a daily time-sequenced schedule of all warrant purchases made by the Sponsors pursuant to the Purchase Plan, on a transaction by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase, and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred."

The Company hereby clarifies and confirms that (1) no bids or purchases of warrants under the Purchase Plan will occur until 60 calendar days following the end of the “restricted period” for the unit distribution; (2) references to the “Division of Market Regulation” in its response to comment number 2 of the previously issued Staff comment letter (“previously issued letter”) were to the “Division of Trading and Markets”; and (3) reference to the agreement to transmit “the information as specified in paragraph 2 above” in the previously issued letter, should be replaced with “paragraph 1 above”.

In response to oral comments received from the Staff, the Company hereby advises the Staff that the sponsors have agreed that all warrant purchases by the sponsors will be reported to the Commission and publicly disclosed on Form 6-K which will contain the same information that is required to be disclosed by shareholders of a domestic company on Forms 3 and 4, and will be filed at the same time as such Form 3 and 4 would be required to be filed.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Chess
Mark Chess

cc:	Via E-mail
Stuart Neuhauser, Esq.

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